FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 19, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö     Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __     No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2019 Fourth Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2019 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt and Free Cash Flow. See exhibit I for more details on these alternative performance measures.

Luxembourg, February 19, 2020. - Tenaris S.A. (NYSE and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2019 with comparison to its results for the fourth quarter and year ended December 31, 2018.

Summary of 2019 Fourth Quarter Results

(Comparison with third quarter of 2019 and fourth quarter of 2018)

	4Q 2019	3Q 2019		4Q 2018
Net sales ($ million)	1,741	1,764	(1%)	2,105	(17%)
Operating income ($ million)	152	187	(19%)	179	(15%)
Net income ($ million)	148	101	48%	225	(34%)
Shareholders’ net income ($ million)	152	107	42%	226	(33%)
Earnings per ADS ($)	0.26	0.18	42%	0.38	(33%)
Earnings per share ($)	0.13	0.09	42%	0.19	(33%)
EBITDA ($ million)	290	322	(10%)	426	(32%)
EBITDA margin (% of net sales)	16.7%	18.2%		20.2%

In the fourth quarter of 2019, sales were affected by a slowdown in activity in Argentina and lower prices in the Americas. Although overall sales volumes held up well, margins were affected by a 3% drop in average selling prices and higher professional fees mainly related to the closing of IPSCO acquisition ($10 million). Net income for shareholders, however, increased 42% sequentially as we recorded a low income tax charge for the quarter, while in the previous quarter the tax charge was adversely affected by the impact of currency devaluations mainly in Argentina and Mexico.

During the quarter, cash flow from operations amounted to $264 million, which included a reduction in inventories of $117 million. After capital expenditures of $80 million and dividend payments of $153 million, our net cash position rose to $980 million.

Summary of 2019 Annual Results

	12M 2019	12M 2018	Increase/(Decrease)
Net sales ($ million)	7,294	7,659	(5%)
Operating income (loss) ($ million)	832	872	(5%)
Net income ($ million)	731	874	(16%)
Shareholders’ net income ($ million)	743	876	(15%)
Earnings per ADS ($)	1.26	1.48	(15%)
Earnings per share ($)	0.63	0.74	(15%)
EBITDA ($ million)	1,372	1,536	(11%)
EBITDA margin (% of net sales)	18.8%	20.1%

In 2019, our sales declined 5% compared to 2018, reflecting lower drilling activity in Canada and the USA and lower sales in the Middle East and Africa. Despite the integration of Saudi Steel Pipe and a strong level of premium sales for Indian offshore gas projects, sales in the Middle East and Africa region were affected by Aramco destocking in Saudi Arabia and did not include the extraordinary level of sales to East Mediterranean gas pipelines recorded in 2018.

Operating income declined 5%, in line with the decline in sales. Although gross margins were affected by lower volumes and high maintenance and start-up delays associated with the major overhauls and investments we carried out at many of our industrial facilities including Tamsa in Mexico, these were compensated by lower amortization charges. Shareholders net income declined 15% for the year, reflecting the decline in operating income and lower returns on our investment in Ternium.

Cash flow provided by operating activities amounted to $1,528 million during 2019, which included a reduction in working capital of $523 million. This amounted to a free cash flow margin of 16%, following capital expenditures of $350 millon. During the year we made $484 million in dividend payments, an investment of $133 million in Saudi Steel Pipe, and our net cash position increased by $495 million to $980 million at December 31, 2019.

Annual Dividend Proposal

Upon approval of the Company´s annual accounts in March 2020, the board of directors intends to propose, for approval of the annual general shareholders’ meeting to be held on April 30, 2020, the payment of dividends in an aggregate amount of approximately $484 million, which would include the interim dividend of approximately $153 million paid in November 2019. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million, will be paid on May 20, 2020, with an ex-dividend date on May 18, 2020 and record date on May 19, 2020.

Market Background and Outlook

Drilling activity in the US shales, after declining throughout 2019 as oil and gas companies adjusted to lower cash flows and a less accommodating financial environment, is expected to stabilize at current levels provided that oil and gas prices and global demand expectations are not further affected by the coronavirus outbreak. Offshore drilling activity in the Gulf of Mexico, however, is expected to show some recovery during 2020. Drilling activity in Canada, which declined 30% in 2019, is expected to remain close to last year’s level.

In Latin America, offshore drilling activity, which rose in Mexico and Guyana in 2019, is expected to grow further, particularly in Brazil, while, in Argentina, shale drilling activity, which declined sharply towards the end of 2019, is unlikely to recover quickly as continuing uncertainty about the investment climate has led oil and gas companies to postpone new investments in Vaca Muerta.

In the Eastern Hemisphere, drilling activity is likely to remain broadly stable with higher activity in some regions like the Middle East and the North Sea, while, in other regions like the Caspian and in some LNG developments, activity may be delayed with the current level of oil and gas prices.

Global OCTG demand, which we estimate remained stable in 2019, is expected to decline slightly in 2020, affected primarily by lower demand in the USA and further destocking in the Middle East.

Despite lower market demand in USA and Argentina and lower prices in the Americas, we expect to increase sales in 2020 with the expansion of our position in the US market through the integration of IPSCO and higher sales of premium products for offshore drilling projects. We expect margins in the first quarter to be in line with those of the fourth quarter as they will be affected by the current losses that IPSCO is incurring but should recover during the year as we realize synergies from the integration and work on reducing costs and working capital throughout our operations.

Analysis of 2019 Fourth Quarter Results

Tubes Sales volume (thousand metric tons)	4Q 2019	3Q 2019		4Q 2018
Seamless	641	645	(1%)	700	(8%)
Welded	164	150	9%	247	(34%)
Total	805	796	1%	947	(15%)

Tubes	4Q 2019	3Q 2019		4Q 2018
(Net sales - $ million)
North America	779	772	1%	967	(19%)
South America	265	308	(14%)	356	(26%)
Europe	153	136	13%	148	4%
Middle East & Africa	352	369	(4%)	436	(19%)
Asia Pacific	82	77	7%	77	6%
Total net sales ($ million)	1,631	1,661	(2%)	1,984	(18%)
Operating income ($ million)	138	163	(15%)	154	(10%)
Operating margin (% of sales)	8.5%	9.8%		7.7%

Net sales of tubular products and services decreased 2% sequentially and 18% year on year, the sequential decline is mainly attributable to South America and the Middle East & Africa, partially offset by higher sales in the other regions. In North America, sales increased sequentially 1% thanks to seasonally higher sales in Canada that compensated a decline in product prices throughout the region. In South America, sales decreased 14% sequentially due to lower sales in Argentina where oil and gas activity has been strongly impacted from last August. In Europe sales increased 13% sequentially after seasonally higher sales in the North Sea. In the Middle East and Africa sales were relatively stable in the region with a slight decrease in India following a high level of shipments in the previous quarter. In Asia Pacific we had higher sales in Vietnam and Australia.

Operating income from tubular products and services, amounted to $138 million in the fourth quarter of 2019, compared to $163 million in the previous quarter and $154 million in the fourth quarter of 2018. Operating income during the quarter was negatively affected by a 3% decline in average selling prices and higher consultancy and legal fees and selling expenses in SG&A. Costs of goods sold per ton declined 2% thanks to a better industrial performance, mainly at Tamsa after the conclusion of the maintenance stoppage, and a reduction in the cost of steelmaking raw materials and hot rolled coils.

Others	4Q 2019	3Q 2019		4Q 2018
Net sales ($ million)	109	102	7%	121	(9%)
Operating income ($ million)	14	24	(43%)	25	(45%)
Operating income (% of sales)	12.6%	23.6%		20.7%

Net sales of other products and services increased 7% sequentially and declined 9% year on year. The sequential increase in sales is mainly due to higher sales of coiled tubing, while the year on year reduction is mainly due to lower sales of excess energy, following the closure of our San Nicolás power plant in Argentina, which occurred in January 2019.

Selling, general and administrative expenses, or SG&A, amounted to $349 million (20.0% of net sales), compared to $333 million (18.9%) in the previous quarter and $487 million (23.1%) in the fourth quarter of 2018, affected by a one off amortization charge of $109 million. Sequentially, SG&A increased 5% due to $10 million higher consultancy and legal fees mainly related to the closing of IPSCO’s acquisition and higher logistic costs due to a different mix of shipping destinations.

Financial results amounted to a loss of $7 million in the fourth quarter of 2019, compared to a gain of $8 million in the previous quarter and a loss of $6 million in the fourth quarter of 2018. The loss during the quarter corresponds mainly to a $6 million loss on FX derivatives covering primarily net payables in Argentine and Mexican peso.

Equity in earnings of non-consolidated companies generated a gain of $13 million in the fourth quarter of 2019, compared to $13 million in the previous quarter and $51 million in the same period of 2018. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charge amounted to $10 million in the fourth quarter of 2019, compared to $108 million in the previous quarter and a gain of $2 million in the same period of 2018. The charge of the quarter includes a gain of $18 million derived from the effect of the Mexican peso revaluation on the tax base to calculate deferred taxes and a $15 million gain on inflation adjustments, mostly in Argentina.

Cash Flow and Liquidity of 2019 Fourth Quarter

Net cash provided by operations during the fourth quarter of 2019 was $264 million, compared with $374 million in the previous quarter and $239 million in the fourth quarter of 2018. Working capital decreased by $20 million during the fourth quarter of 2019, as a reduction of $117 million in inventories was partially offset by an increase in trade receivables of $38 million and a reduction in other liabilities of $61 million.

Capital expenditures amounted to $80 million for the fourth quarter of 2019, compared to $87 million in the previous quarter and $76 million in the fourth quarter of 2018.

During the quarter, our net cash position increased by $16 million to $980 million at the end of the year, following the payment of an interim dividend of $153 million in November 2019.

Analysis of 2019 Annual Results

Tubes Sales volume (thousand metric tons)	12M 2019	12M 2018	Increase/(Decrease)
Seamless	2,600	2,694	(3%)
Welded	671	877	(24%)
Total	3,271	3,571	(8%)

Tubes	12M 2019	12M 2018	Increase/(Decrease)
(Net sales - $ million)
North America	3,307	3,488	(5%)
South America	1,240	1,284	(3%)
Europe	641	628	2%
Middle East & Africa	1,337	1,541	(13%)
Asia Pacific	345	292	18%
Total net sales ($ million)	6,870	7,233	(5%)
Operating income ($ million)	755	777	(3%)
Operating income (% of sales)	11.0%	10.7%

Net sales of tubular products and services decreased 5% to $6,870 million in 2019, compared to $7,233 million in 2018, reflecting an 8% decline in volumes and a 4% increase in average selling prices. In North America, while sales were higher in Mexico, they declined in Canada and the United States reflecting lower drilling activity. In South America sales declined slightly reflecting a reduction in drilling activity in Argentina towards the end of the year. In Europe sales increased due to higher demand for offshore line pipe and OCTG with lower sales of mechanical pipes and line pipe for Hydrocarbon Process projects. In the Middle East & Africa, the acquisition of Saudi Steel Pipe and an increase in sales in the Middle East outside of Saudi Arabia (where destocking took place) did not compensate for the drop in sales of offshore line pipe following the completion of deliveries for East Mediterranean gas development projects. In Asia Pacific, while sales increased in China, Indonesia and Australia, they declined in Thailand.

Operating income from tubular products and services, amounted to $755 million in 2019, compared to $777 million in 2018 (including $109 million one-off charge from higher amortization of intangibles). Operating income during 2019 was negatively affected by lower shipment volumes after the completion of deliveries of offshore line pipe for East Mediterranean gas development projects.

Others	12M 2019	12M 2018	Increase/(Decrease)
Net sales ($ million)	424	426	0%
Operating income ($ million)	77	95	(19%)
Operating margin (% of sales)	18.2%	22.2%

Net sales of other products and services remained stable as lower sales of energy and excess raw materials and coiled tubing was compensated by higher sales of industrial equipment in Brazil and sucker rods.

Operating income from other products and services, decreased from $95 million in 2018 to $77 million in 2019, mainly due to the lower contribution from our sales of energy and excess raw materials and from our coiled tubing business.

Selling, general and administrative expenses, or SG&A, decreased by $144 million in 2019 to $1,366 million in 2019, from $1,510 million in 2018 (in 2018 included a one-off higher amortization charge of $109 million). As a percentage of sales SG&A amounted to 18.7% in 2019 compared to 19.7% in 2018. Apart from the lower amortization and depreciation charge, SG&A declined mainly due to lower logistic costs and allowance for doubtful accounts partially compensated by higher services and fees, labor costs and taxes.

Financial results amounted to a gain of $19 million in 2019, compared to $37 million in 2018. The 2019 gain corresponds mainly to an FX gain of $28 million mainly related to the Argentine peso devaluation on Peso denominated financial, trade, social and fiscal payables at Argentine subsidiaries which functional currency is the U.S. dollar.

Equity in earnings of non-consolidated companies generated a gain of $82 million in 2019, compared to $194 million in 2018. These results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charge amounted to $202 million in 2019 (24% over income before equity in earnings of non-consolidated companies and income tax), compared to $229 million in 2018 (25%).

Net income for continuing operations amounted to $731 million in 2019, compared with $874 million in 2018. The lower results reflect a worse operating environment and a reduction of $112 million in the contribution from our non-consolidated investments, mainly Ternium.

Cash Flow and Liquidity of 2019

Cash flow provided by operating activities amounted to $1,528 million during 2019 (including a reduction in working capital of $523 million), compared to cash provided by operating activities in 2018 of $ 611 million (including working capital increase of $738 million). Following dividend payments of $484 million during the year, capital expenditures of $350 million and an investment of $133 million in Saudi Steel Pipe, our positive net cash position increased to $980 million at December 31, 2019.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on February 20, 2020, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 789 1656 within North America or +1 630 489 1502 Internationally. The access number is “9483757”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 12:00 pm ET on February 20 through 11:59 pm on February 27, 2020. To access the replay by phone, please dial +1 855 859 2056 or +1 404 537 3406 and enter passcode “9483757” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2019	2018	2019	2018
Continuing operations
Net sales	1,740,548	2,104,977	7,294,055	7,658,588
Cost of sales	(1,244,186)	(1,442,005)	(5,107,495)	(5,279,300)
Gross profit	496,362	662,972	2,186,560	2,379,288
Selling, general and administrative expenses	(348,889)	(487,054)	(1,365,974)	(1,509,976)
Other operating income (expense), net	4,294	2,765	11,805	2,501
Operating income	151,767	178,683	832,391	871,813
Finance Income	11,785	10,070	47,997	39,856
Finance Cost	(11,658)	(7,760)	(43,381)	(36,942)
Other financial results	(7,003)	(8,770)	14,667	34,386
Income before equity in earnings of non-consolidated companies and income tax	144,891	172,223	851,674	909,113
Equity in earnings of non-consolidated companies	13,377	51,118	82,036	193,994
Income before income tax	158,268	223,341	933,710	1,103,107
Income tax	(9,813)	1,724	(202,452)	(229,207)
Income for continuing operations	148,455	225,065	731,258	873,900

Attributable to:
Owners of the parent	151,773	225,825	742,686	876,063
Non-controlling interests	(3,318)	(760)	(11,428)	(2,163)
	148,455	225,065	731,258	873,900

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2019		At December 31, 2018

ASSETS
Non-current assets
Property, plant and equipment, net	6,090,017		6,063,908
Intangible assets, net	1,561,559		1,465,965
Right-of-use assets, net	233,126		-
Investments in non-consolidated companies	879,965		805,568
Other investments	24,934		118,155
Deferred tax assets	225,680		181,606
Receivables, net	157,103	9,172,384	151,905	8,787,107
Current assets
Inventories, net	2,265,880		2,524,341
Receivables and prepayments, net	104,575		155,885
Current tax assets	167,388		121,332
Trade receivables, net	1,348,160		1,737,366
Derivative financial instruments	19,929		9,173
Other investments	210,376		487,734
Cash and cash equivalents	1,554,299	5,670,607	428,361	5,464,192
Total assets		14,842,991		14,251,299
EQUITY
Capital and reserves attributable to owners of the parent		11,988,958		11,782,882
Non-controlling interests		197,414		92,610
Total equity		12,186,372		11,875,492
LIABILITIES
Non-current liabilities
Borrowings	40,880		29,187
Lease liabilities	192,318		-
Deferred tax liabilities	336,982		379,039
Other liabilities	251,383		213,129
Provisions	54,599	876,162	36,089	657,444
Current liabilities
Borrowings	781,272		509,820
Lease liabilities	37,849		-
Derivative financial instruments	1,814		11,978
Current tax liabilities	127,625		250,233
Other liabilities	176,264		165,693
Provisions	17,017		24,283
Customer advances	82,729		62,683
Trade payables	555,887	1,780,457	693,673	1,718,363
Total liabilities		2,656,619		2,375,807
Total equity and liabilities		14,842,991		14,251,299

Consolidated Statement of Cash Flows

	Three-month period ended December 31,		Twelve-month period ended December 31,
(all amounts in thousands of U.S. dollars)	2019	2018	2019	2018

Cash flows from operating activities
Income for the year	148,455	225,065	731,258	873,900
Adjustments for:
Depreciation and amortization	138,342	247,110	539,521	664,357
Income tax accruals less payments	(48,013)	(46,344)	(193,417)	58,494
Equity in earnings of non-consolidated companies	(13,377)	(51,118)	(82,036)	(193,994)
Interest accruals less payments, net	(675)	187	(4,381)	6,151
Changes in provisions	4,947	2,419	2,739	(8,396)
Changes in working capital	19,751	(78,991)	523,109	(737,952)
Currency translation adjustment and others	14,841	(59,046)	11,146	(51,758)
Net cash provided by operating activities	264,271	239,282	1,527,939	610,802

Cash flows from investing activities
Capital expenditures	(80,467)	(75,804)	(350,174)	(349,473)
Changes in advance to suppliers of property, plant and equipment	635	(86)	3,820	4,851
Acquisition of subsidiaries, net of cash acquired	-	-	(132,845)	-
Investment in companies under cost method	(2,933)	-	(2,933)	-
Investment in non-consolidated companies	(9,810)	-	(19,610)	-
Loan to non-consolidated companies	-	-	-	(14,740)
Repayment of loan by non-consolidated companies	-	-	40,470	9,370
Proceeds from disposal of property, plant and equipment and intangible assets	918	1,811	2,091	6,010
Dividends received from non-consolidated companies	-	-	28,974	25,722
Changes in investments in securities	135,446	368,945	389,815	717,368
Net cash provided by (used in) investing activities	43,789	294,866	(40,392)	399,108
Cash flows from financing activities
Dividends paid	(153,470)	(153,470)	(484,020)	(484,020)
Dividends paid to non-controlling interest in subsidiaries	-	(1,800)	(1,872)	(3,498)
Changes in non-controlling interests	-	(28)	1	(24)
Payments of lease liabilities	(12,695)	-	(41,530)	-
Proceeds from borrowings	301,000	295,999	1,332,716	1,019,302
Repayments of borrowings	(425,216)	(483,766)	(1,159,053)	(1,432,202)
Net cash used in financing activities	(290,381)	(343,065)	(353,758)	(900,442)
Increase in cash and cash equivalents	17,679	191,083	1,133,789	109,468
Movement in cash and cash equivalents
At the beginning of the year	1,535,530	236,030	426,717	330,090
Effect of exchange rate changes	1,066	(396)	(6,231)	(12,841)
Increase (decrease) in cash and cash equivalents	17,679	191,083	1,133,789	109,468
At December 31,	1,554,275	426,717	1,554,275	426,717

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

	Three-month period ended December 31,		Twelve-month period ended December 31,
	2019	2018	2019	2018
Operating income	151,767	178,683	832,391	871,813
Depreciation and amortization	138,342	247,110	539,521	664,357
EBITDA	290,109	425,793	1,371,912	1,536,170

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current)+/-Derivatives hedging borrowings and investments–Borrowings(Current and Non-Current).

(all amounts in thousands of U.S. dollars)	At December 31,
	2019	2018
Cash and cash equivalents	1,554,299	428,361
Other current investments	210,376	487,734
Non-current investments	18,012	113,829
Derivatives hedging borrowings and investments	19,000	(6,063)
Borrowings – current and non-current	(822,152)	(539,007)
Net cash / (debt)	979,535	484,854

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow= Net cash (used in) provided by operating activities – Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2019	2018	2019	2018
Net cash provided by operating activities	264,271	239,282	1,527,939	610,802
Capital expenditures	(80,467)	(75,804)	(350,174)	(349,473)
Free cash flow	183,804	163,478	1,177,765	261,329